[Global Payments Letterhead]

July 23, 2019

VIA EDGAR

Scott M. Anderegg

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Global Payments Inc.

Registration Statement on Form S-4

File No. 333-232545

Request for Effectiveness

Dear Mr. Anderegg:

Reference is made to the Registration Statement on Form S-4 (File No. 333-232545) filed by Global Payments Inc. (the “Company”) with the U.S. Securities and Exchange Commission (the “SEC”) on July 3, 2019, as amended on July 23, 2019 (the “Registration Statement”).

The Company hereby requests the Registration Statement be made effective at 4:00 p.m., Eastern Time, on July 25, 2019, or as soon as possible thereafter, in accordance with Rule 461 promulgated under the Securities Act of 1933, as amended.

Please contact Jacob A. Kling of Wachtell, Lipton, Rosen & Katz at (212) 403-1003 or JAKling@wlrk.com with any questions you may have concerning this letter, or if you require any additional information. Please notify Mr. Kling when this request for acceleration of effectiveness of the Registration Statement has been granted.

[Signature Page Follows]

Very truly yours,

GLOBAL PAYMENTS INC.

By:	/s/ David L. Green
Name:	David L. Green
Title:	Executive Vice President, General Counsel and Corporate Secretary

cc:	Jacob A. Kling, Wachtell, Lipton, Rosen & Katz

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